Exhibit 99.1

BUTTERFIELD TO REDEEM 8.00% GOVERNMENT GUARANTEED

PREFERENCE SHARES

Hamilton, Bermuda—10 November 2016: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) (NYSE: NTB | BSX: NTB.BH) today announced that it will effect a mandatory redemption of its 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares par value $0.01 per share (“Preference Shares”) on 15 December 2016.

The Board of Directors determined that it is an appropriate time to redeem the Preference Shares given Butterfield’s strong capital position following its IPO and the Bank’s ability to generate excess capital from operations. The redemption will result in the discontinuance of annual payments of $16.4 million in Preference Share dividends and Government of Bermuda Guarantee fees, equating to $0.31 per common share based on 53,248,307 common shares outstanding as at 30 September 2016.

Michael Collins, Butterfield’s Chief Executive Officer said, “Our successful US public offering was an important milestone for Butterfield, marking the Bank’s full recovery from the impact of the global financial crisis and the beginning of a new chapter of growth.  The redemption of Preference Shares will allow our common shareholders to participate more fully in the Bank’s success going forward.

“I would like to thank the Preference Shareholders who invested in Butterfield at a time when we needed their support.  We are pleased to be in a position to retire the entire Preference Share issue with a payment of $215.8 million, comprising principal and current dividends of $186.5 million and a make-whole premium of $29.3 million, representing the present value of future dividends that Preference Shareholders would have received through 22 June 2019. I would also like to thank the Government of Bermuda for supporting the Preference Share offering in 2009 with its unconditional guarantee of dividends and principal.”

Formal notification and complete information regarding the mandatory redemption of Preference Shares will be mailed to Preference Shareholders not later than 14 November 2016.  General information about the Make-Whole Redemption Price and the process by which Preference Shares will be redeemed is noted below.

Scope and Process of Preference Share Redemption:

The Preference Shares, on which the dividends and liquidation preference are fully and unconditionally guaranteed by the Government of Bermuda, are currently listed on the Bermuda Stock Exchange (“BSX”) and the Euro MTF market of the Luxembourg Stock Exchange (“LuxSE”).  The ISIN for the Preference Shares issued pursuant to Rule 144A is US064227AA92 and for the Preference Shares issued Pursuant to Regulation S is USG0772RAA70.   The BSX ticker symbol is NTBP.BH.

On 15 December 2016, a make-whole redemption payment of USD$1,180.00 per Preference Share (the “Make-Whole Redemption Price”) will be made to Preference Shareholders of record as at 1 December 2016.  The Make-Whole Redemption Price comprises the sum of the dividend per Preference Share for the current quarter, the $1,000 liquidation preference of each Preference Share, discounted for present value, and the present value of future dividend payments that would have been paid through 22 June 2019 (the 10th anniversary of the Preference Shares and the expiration of the Government of Bermuda’s guarantee of the Preference Shares).  The Make-Whole Redemption Price was determined in accordance with the terms and conditions of the Certificate of Designation in respect of the Preference Shares.

Upon the Bank’s payment of the Make-Whole Redemption Price, all issued and outstanding Preference Shares, totalling 182,863 Preference Shares, will be redeemed, cancelled and shall revert to authorised but unissued preference shares of the Bank, and the Preference Shares will be delisted from both the BSX and the LuxSE.

Persons who hold their Preference Shares in certificated form should ensure that their share certificate(s) and/or other document(s) of title in respect of such Preference Shares are surrendered by post or by hand between the hours of 9:00 a.m. and 5:00 p.m. AST on any business day to MUFG Fund Services (Bermuda) Limited, the Bank’s transfer agent and registrar, at 69 Pitt’s Bay Road, Hamilton, HM 08 Bermuda no later than 9:00 a.m. AST on 15 December 2016.

-ENDS-

Forward-Looking Statements

Certain of the statements made in this news release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements about our future financial performance. Forward-looking statements reflect our current beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. These forward-looking statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words, phrases and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings including, but not limited to, our prospectus dated 15 September 2016, filed with the SEC in accordance with Rule 424(b) of the Securities Act of 1933. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov.

We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

No Offer or Solicitation

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Butterfield:

Butterfield is specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda, and the Cayman Islands, encompassing retail and corporate banking and treasury activities. The Group variously provides private banking, asset management, investment advisory, residential property lending and personal trust services from its headquarters in Bermuda and subsidiary offices in The Bahamas, the Cayman Islands, Guernsey, Switzerland and the United Kingdom. Butterfield also provides services to corporate and institutional clients from offices in Bermuda, The Bahamas, the Cayman Islands and Guernsey, which include asset management and trust services. Butterfield is publicly traded on the New York Stock Exchange. Butterfield’s share price on the New York Stock Exchange is available on Bloomberg Financial Markets (symbol: NTB).  Butterfield is also publicly traded in Bermuda, and its shares are listed on the Bermuda Stock Exchange.  Butterfield’s share price in Bermuda is published daily in The Royal Gazette (www.theroyalgazette.com) and is also available on Bloomberg Financial Markets (symbol: NTB BH) and the Bermuda Stock Exchange website (www.bsx.com).  Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:

Mark Johnson

Vice President, Group Head of Communications

The Bank of N.T. Butterfield & Son Limited

Phone: (441) 299 1624

Cellular: (441) 524 1025

Fax: (441) 295 3878

E-mail: mark.johnson@butterfieldgroup.com